United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

File No:

Instinet, LLC is making this filing pursuant to the
Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

  ☐ Yes   ☒ No

Type of Filing (select one)

☐ Initial Form ATS-N	Rule 304(a)(1)(i)
☐ Material Amendment	Rule 304(a)(2)(i)(A)
☒ Updating Amendment	Rule 304(a)(2)(i)(B)
☐ Correcting Amendment	Rule 304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment	Rule 304(a)(2)(i)(D)

- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

This filing is an updating amendment to a material amendment (SEC accession no. 23-003366). The original material amendment to Part III, Items 11 and 14 enabled Instinet algorithm and SOR users to limit their counterparties and to split price improvement via "hosted pool" capability within the Conditional Session. The changes impact all Subscriber orders within the Conditional Session, and how orders routed by Instinet algorithm or SOR to the Conditional Session interact with the orders of other Subscribers. They do not apply to Instinet as ATS operator.

This filing also includes changes from a prior material amendment (SEC accession no. 23-003025). That material amendment to Part III, Item 11 changed the cutoff times for accepting MOC orders. A change reflecting the completion of the transition of the VWAP and MOC Crosses to CBX was also made. The changes in the prior material amendment impacted all Subscriber orders and Instinet as ATS operator.

- Provide the EDGAR accession number for the Form ATS-N filing to be amended: 0000902664-23-003366

Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

    i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

    ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

    iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

    iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

    v. whether an order type is eligible for routing to other Trading Centers;

    vi. the time-in-force instructions that can be used or not used with each order type;

    vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

    viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

MAIN SESSION ORDER TYPES AND ATTRIBUTES: The Main Session accepts market, limit and pegged order types. "Market" is an order to buy or sell at immediately at the best available price. "Limit" is an order to buy or sell at a specified price or better. "Pegged" is an order to buy or sell at a price relative to a benchmark reference price. The Main Session accepts both "buy" and "sell" orders. All Subscribers may submit orders to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt."

Pegged orders are limit orders pegged to the national best bid ("**NBB**"), national best offer ("**NBO**") or midpoint of the national best bid and offer ("**NBBO**"). Pegged orders may include an ultimate limit price. Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

Orders may be designated immediate-or-cancel ("**IOC**"), "Day", Fill-or-Kill ("**FOK**") or "Good Till." While "Good Till" orders types with an expiry longer than a day will be accepted, they will be cancelled back at the end of the day if not executed.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order. The MinQty condition specifies the smallest contra-side order with which the Subscriber is willing to interact. A MinQty value must be satisfied on a single order from a single counterparty basis; Main Session will not aggregate multiple orders to satisfy the MinQty requirement.

The Main Session allocates, matches, and executes orders using price/time priority. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity the ATS will treat the order originally received first as having priority; no two orders can enter the Main Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders.

Orders deemed to be removing liquidity from the Main Session will receive all available price improvement. For two given orders, the order viewed by the Main Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Main Session does not permit the execution of orders outside the NBBO. Main Session does not permit the execution of orders when the NBBO is locked or crossed. The Main Session does not currently allow order types designed not to remove liquidity (e.g., post-only orders). Orders are not routed out of the Main Session. Up until an order is matched, Subscribers may modify, cancel, replace or remove their orders from the Main Session at their discretion. In the event a Subscriber modifies, cancels or replaces an order in the ATS, the time of order receipt will be updated and the order will be prioritized based on the updated time of receipt. Any malformed order will be rejected. All order types discussed above are available across all forms of connectivity to the ATS.

CONDITIONAL SESSION ORDER TYPES AND ATTRIBUTES: The Conditional Session accepts market, limit and pegged order types. ILLC may submit orders on behalf of Indirect Subscribers to sell "long", "short" or "short sale exempt." ILLC may also submit Conditional Orders to the Conditional Session on behalf of Indirect Subscribers. Conditional Orders represent trading interest and are neither firm nor executable. Please see Part III, Item 9 and Part III Item 11 for additional information concerning Conditional Orders.

Pegged orders are limit orders pegged to the national best bid ("**NBB**"), national best offer ("**NBO**") or midpoint of the national best bid and offer ("**NBBO**"). Pegged orders may include an ultimate limit price. Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

Orders may be designated immediate-or-cancel ("**IOC**"), "Day", Fill-or-Kill ("**FOK**") or "Good Till." While "Good Till" orders types with an expiry longer than a day will be accepted, they will be cancelled back at the end of the day if not executed.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order. The MinQty condition specifies the smallest contra-side order with which the Subscriber is willing to interact. A MinQty value must be satisfied on a single order from a single counterparty basis; ~~Main~~the Conditional Session will not aggregate multiple orders to satisfy the MinQty requirement.

The Conditional Session allocates, matches, and executes orders using price/time priority. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity the ATS will treat the order originally received first as having priority; no two orders can enter the Conditional Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders.

~~Orders~~IOC or Day orders that are deemed to be removing liquidity from the Conditional Session will receive all available price improvement~~.~~ by default. Upon Subscriber request, ILLC will configure a Hosted Pool within the Conditional Session to split price improvement equally between both sides of an execution for all executions within that pool (see Item 11(c) for information on Hosted Pools and Conditional Session Price Improvement).

For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Conditional Session does not permit the execution of orders outside the NBBO. Conditional Session does not permit the execution of orders when the NBBO is locked or crossed. The Conditional Session does not currently allow order types designed not to remove liquidity (e.g., post-only orders). Orders are not routed out of the Conditional Session. Up until an order is matched, Subscribers may modify, cancel, replace or remove their orders from the Conditional Session at their discretion. In the event a Subscriber modifies, cancels or replaces an order in the ATS, the time of order receipt will be updated and the order will be prioritized based on the updated time of receipt. The Conditional Session order types discussed above are only available via the Instinet SOR or a by utilizing an Instinet Algorithm strategy. The Instinet router or strategy chosen will determine where individual orders are routed, including to external market centers and ATSs, which may include any Instinet ATS. The Conditional Session does not support orders transmitted via direct FIX connections from subscribers.

ROUTABILITY (ALL CROSSING SESSIONS): Orders are not routed out of the Main Session, the Conditional Session, the VWAP Cross, or MOC Crosses. Orders are not routed between Crossing Sessions within the ATS.

VWAP AND MOC ~~CROSSESS~~CROSSES (GENERALLY): The VWAP and MOC Crosses are point-in-time crosses that accept both "buy" and "sell" orders. All Subscribers may submit orders to the VWAP and MOC Crosses to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt." The VWAP Cross only accepts VWAP orders (i.e.,

Subscribers send orders to the VWAP Cross without a set limit price which, upon receiving a match for a given order, will receive an indicative fill priced at the midpoint of the symbol's NBBO). The MOC Crosses only accept market-on-close orders. The VWAP and MOC Crosses only accept orders with a time-in-force instruction of "day." Until the cross occurs, Subscribers may modify, cancel, replace or remove their orders from the VWAP or MOC Crosses at their discretion. Once the match has occurred, unmatched orders will be cancelled back to Subscribers.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order entered into the VWAP and MOC Crosses. A MinQty condition must be entered in one or more round lots (a multiple of 100 shares). A MinQty value is not required to be satisfied on a single order from a single counterparty basis. Multiple orders will be aggregated to satisfy a MinQty requirement.

VWAP CROSS ORDER TYPES AND ATTRIBUTES: Orders entered into the VWAP Cross are matched on a pro rata basis. Subscribers may elect to receive preliminary reports after the VWAP Cross indicating the number of shares that matched in the cross. Unmatched orders will be cancelled back if not matched in the VWAP Cross. After the close of the primary trading session in the relevant U.S. market, the volume-weighted average price is calculated and Subscribers receive a report indicating the price at which their orders have been executed. ILLC calculates the execution price of VWAP transactions on the basis of the trading that takes place in the security during regular trading hours on the same day that the match occurs, including opening auctions and closing auctions. (See discussion in this Part III, Item 7 under the heading VWAP Calculation for additional detail).

Subscribers may indicate either a "Buy Cash Constraint" or a "Sell Cash Constraint" (together, the "Cash Constraints") associated with an order or group of orders entered into the VWAP Cross. A "Buy Cash Constraint" indicates the maximum net notional value that the Subscriber is willing to purchase across an order or group of orders. A "Sell Cash Constraint," indicates the maximum net notional value that the Subscriber is willing to sell across an order or group of orders. Where a Cash Constraint would be exceeded the ATS will execute the Subscriber's orders on the relevant side of the market on a pro rata basis based on each order's absolute notional value. The Cash Constraint applied at the time of the match is based on the previous night's closing price.

VWAP CALCULATION: ILLC calculates the execution prices of VWAP Cross transactions by using price, quantity, and sale condition data from trades disseminated by the SIP (i.e., the Consolidated Tape System ("**CTS**") for Tape A and B securities and the Unlisted Trading Privileges ("**UTP**") Plan for Tape C securities). Sale condition data is used to determine whether a transaction is eligible or ineligible for inclusion in Instinet's VWAP price calculations. Price and quantity information are used to calculate the ultimate VWAP Cross execution prices.

SIP trades with the following sale conditions are excluded from the calculation: Average Price Trade; Cash Trade (same day settlement); Market Center Official Close; Next Day Trade (next day settlement); Market Center Official Open; Seller's Option (irregular settlement); Extended Hours Trade; Extended Hours Sold (out of sequence); Contingent Trade; Derivatively Priced; Qualified Contingent Trade; and Corrected Consolidated Close Price as per Listing Market (collectively "**Sale Conditions**").

Odd lot trades are eligible for inclusion in ILLC's VWAP price calculations absent one of the above listed Sale Conditions.

For each security receiving an indicative fill in the VWAP Cross, ILLC calculates the VWAP execution price in the following manner: the notional values (price*quantity) of each eligible transaction for a security are added to determine the security's total notional value executed during the trading day ("**TNV**"). The share quantities of each eligible transaction are added to determine the security's total shares traded ("**TST**"). The execution price for each security receiving an indicative fill in the VWAP Cross is equal to the security's TNV divided by the security's TST. Trading halts or pauses do not impact the calculation of the VWAP execution prices.

MOC CROSSES ORDER TYPES AND ATTRIBUTES: The MOC Crosses matches buy and sell orders marked "market on-close." The MOC Crosses consists of three (3) different crossing sessions: a NASDAQ Cross, an ARCA Cross, and a NYSE Cross. The MOC Cross system will first attempt to match orders entered by the same Subscriber into a MOC Cross (i.e. Subscriber priority), with any open order being matched on a pro rata size basis against any other Subscriber with an open order in the MOC Cross. Unmatched interest following the MOC Crosses is cancelled back to the Subscriber or SOR, as applicable.

Subscribers may elect to receive preliminary execution reports indicating the number of shares that have matched on a security-by-security basis or for all orders submitted to the MOC Crosses. The execution price of all orders matched in a MOC Crosses is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange, if any.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No If no, identify and explain any differences.*

Only broker-dealer Subscribers may submit orders as short-sell exempt.

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

CBX consists of multiple independent crossing sessions, the CBX Main Crossing Session, the CBX Conditional Crossing Session, the CBX VWAP Crossing Session, and the CBX MOC Crossing Session. Subscribers may transmit trading interest to one or more of these Crossing Sessions. All NMS Stocks are eligible for trading on CBX. Orders in one CBX crossing session do not interact with the orders or trading interest within another CBX crossing session.

MAIN SESSION: The Main Session allows Subscribers to enter orders in equity securities for prioritization and interaction with orders of other CBX Subscribers who have also submitted orders to the Main Session for possible matching and execution. The Main Session matches orders on a continuous basis during its hours of operation. The Main Session does not permit the execution of orders outside the NBBO nor does it permit the execution of orders when the NBBO is locked or crossed. Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Items 13 and 14). The Taker Tier function is only available in the Main Session.

CONDITIONAL SESSION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via Instinet Algorithms or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. See Part III, Item 7 and Item 9 for more information regarding Conditional Session IOC and Day orders and Conditional Orders. The Conditional Session matches orders on a continuous basis during its hours of operation. The Conditional Session does not permit the execution of orders outside the NBBO nor does it permit the execution of orders when the NBBO is locked or crossed.

VWAP AND MOC CROSSES (GENERALLY): The VWAP and MOC Crosses are non-price discovery trading services. The VWAP Cross only accepts VWAP orders (i.e., Subscribers send orders to the VWAP Cross without a set limit price which, upon receiving a match for a given order, will receive an indicative fill priced at the midpoint of the symbol's NBBO). The MOC Crosses only accept market-on-close orders. The VWAP and MOC Crosses only accept orders with a time-in-force instruction of "day." The VWAP and MOC Crosses were previously operated by ILLC as part of the Instinet Crossing ATS.

VWAP CROSS: The VWAP Cross comprises a whole-day session that matches buy and sell orders entered by Subscribers prior to the opening of the regular trading session in U.S. markets. The VWAP Cross occurs at or near 9:00 a.m., Eastern Time. Order imbalance information for the VWAP Cross is not disseminated.

Orders entered into the VWAP Cross are matched on a pro rata basis. Subscribers may elect to receive preliminary execution reports after the VWAP Cross, indicating the number of shares that have matched in the VWAP Cross.

Upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, the volume-weighted average price is calculated and Subscribers receive a report indicating the price at which their orders have been executed. ILLC calculates the VWAP price on the basis of the trading that takes place in the security during regular trading hours on the same day that the match occurs, including opening auctions and closing auctions (See Part III, Item 7 above and Part III, Item 11(c) below for additional detail regarding VWAP Calculation).

Subscribers may indicate either a Buy Cash Constraint or a Sell Cash Constraint associated with an order or group of orders entered into the VWAP Cross, based on the midpoint of the prior day's closing price. (See also part III, Item 7)

MOC CROSSES: The MOC Crosses consists of three (3) different crossing sessions: a NASDAQ Cross, an ARCA Cross, and a NYSE Cross.

The NASDAQ Cross and ARCA Cross occur one minute prior to the relevant exchange's cutoff time for accepting Market On Close orders. The NYSE Cross occurs four minutes before the scheduled exchange closing auction. Currently, the NASDAQ Cross occurs at or near 3:54:00 p.m. (at or near 12:54:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Currently, the ARCA Cross occurs at or near 3:58:00 p.m. (at or near 12:58:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Currently, the NYSE Cross occurs at or near 3:56:00 p.m. (at or near 12:56:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Order imbalance information is not disseminated. The MOC Crosses do not accept Sell Short orders.

Orders entered into the MOC Crosses are matched on a pro rata basis. Unmatched interest will either be cancelled back to the Subscriber or SOR, as applicable. Subscribers may elect to receive preliminary execution reports indicating the number of shares that have matched on a security-by-security basis or for all orders submitted to the MOC Crosses. The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange, if any.

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

MAIN SESSION: Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Items 13 and 14). The Taker Tier function is only available in the Main Session.

CONDITIONAL SESSION: The Conditional Session is not available to Direct Subscribers of the ATS. The means and facilities identified in Part III, Item 11(a) are the same for all Indirect Subscribers and the Broker-Dealer Operator.

VWAP AND MOC CROSSES: Regarding the VWAP and MOC Crosses, the means and facilities identified in Part III, Item 11(a) are the same for all Subscribers and the Broker-Dealer Operator.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

MAIN SESSION ORDER INTERACTION: The Main Session allocates, matches, and executes orders using price/time priority, subject to the terms of the orders. The Main Session matches eligible orders on a continuous basis during its hours of operation based on the pricing and priority rules outlined above. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity, the ATS will treat the order originally received first as having priority; no two orders can enter the Main Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders. The Main Session does not permit the execution of orders when the NBBO is locked or crossed.

MAIN SESSION PRICE IMPROVEMENT: Orders deemed to be removing liquidity from CBX will receive all available price improvement. For two given orders, the order viewed by the Main Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. As noted below, there is no mechanism for price improvement for orders executed in the VWAP or MOC Crosses.

MAIN SESSION PRICE PROTECTION: CBX offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Main Session may be pegged to the NBB, NBO or to the midpoint of the NBBO. As noted below, there is no mechanism for price protection for orders executed in the VWAP or MOC Crosses.

MAIN SESSION COUNTERPARTY TIERING: For orders submitted to the Main Session, Subscribers may use CBX's counterparty tiering functionality to restrict eligible counterparties on an order-by-order basis. Specifically, Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers. Taker Tier restrictions operate whenever an order would be deemed to add liquidity; the instruction is disregarded when an order would be deemed to remove liquidity (see Part III Items 13 and 14 for additional information). The counterparty tiering functionality is only available in the Main Session.

CONDITIONAL SESSION ORDER INTERACTION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via Instinet Algorithms or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. Conditional Session Conditional Orders, IOC orders and Day orders do not interact with orders resting in any other CBX crossing session; orders are not routed from one CBX crossing session to another.

When contra-side Conditional Orders rest in the Conditional Session or when one or more Conditional Orders and a contra-side IOC or Day order rest in the conditional session such that there is a potential match, CBX will send a Firm-Up request to the algorithm that entered the Conditional Order. When multiple Conditional Orders are present on the same side, CBX will transmit the invitation to Firm-Up to one or more Conditional Orders based on price and time priority and the shares available in the contra side order. CBX will utilize any limit price, Peg and Peg Offset instructions when determining price. For an execution to occur, the algorithm that has entered a Conditional Order and received a Firm-Up request must respond to the request by transmitting an IOC or Day order.

Conditional Session executions may occur when Conditional Session IOC orders interact with contra-side Conditional Session Day orders or Conditional Session Day orders interact with contra-side Conditional Session Day orders. Conditional Session IOC and Day orders are prioritized based on price and time priority. CBX will utilize any limit price, Peg and Peg Offset instructions when determining price.

CONDITIONAL SESSION PRICE IMPROVEMENT: ~~Orders~~Upon Subscriber request, ILLC will configure a Hosted Pool to split price improvement equally between both sides of an execution for all executions within that pool. As noted above, IOC and Day orders are firm and executable. Where two firm orders (IOC or Day) are eligible to be matched at multiple price levels, they will execute at the midpoint of the eligible execution prices. For example, where the NBBO is $20.00 x $20.05, and the Conditional Session receives a limit order to buy at $20.10 and a limit order to sell at $20.02, the limit buy order will be repriced to the NBO (here $20.05) in calculating the midpoint of the orders' eligible execution prices, and the orders will be executed at $20.035 (i.e., the midpoint of eligible execution prices, and not the midpoint of the NBBO). By default, and where a Hosted Pool has not been set up by ILLC to split any price improvement equally between both sides of execution, IOC and Day orders that are deemed to be removing liquidity from the ~~Conditional Session~~Hosted Pool will receive all available price improvement. For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. If the ILLC SOR or an ILLC Instinet Algorithms strategy modifies the terms of a Conditional Order or Day order, the modified order will receive a new entry time at the time of the modification.

As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change.

CONDITIONAL SESSION PRICE PROTECTION: CBX offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Conditional Session may be pegged to the NBB, NBO or to the midpoint of the NBBO.

CONDITIONAL SESSION COUNTERPARTY SELECTION: As described above, the Conditional Session is only available to Indirect Subscribers to the ATS (i.e., Subscribers who have elected to use the Instinet Algorithms or SOR that access the ATS). Certain of the Instinet Algorithms may, based upon predetermined routing logic, submit trading interest to the Conditional Session that is eligible to interact only with a specific subset of contra-side trading interest, such as orders submitted by one or more Instinet Algorithms or specific Indirect Subscribers (a "**Hosted Pool**").

Upon request from an Indirect Subscriber, or in order to create a specific contra group for a specific algorithmic trading strategy, ILLC will establish one or more Hosted Pools. Only Indirect Subscribers may request that ILLC configure a Hosted Pool. While there are no predetermined requirements to request or participate in a Hosted Pool, ILLC may restrict a

Subscriber's participation in a Hosted Pool in its sole discretion. Hosted Pools are segregated from the other firm orders and Conditionals in the Conditional Session and in other Hosted Pools.

To participate in a Hosted Pool, the Instinet Algorithm or SOR will, on an order by order basis, include a Target Counterparty FIX Tag on its algorithmic order. The Target Counterparty FIX Tag will designate that the order belongs to the selected Hosted Pool and permit the order to interact with contra-side orders within the selected Hosted Pool only.

For clarity, orders in a Hosted Pool will be prioritized, matched, and executed in accordance with the Conditional Session standard matching and execution. See Part III Item 14 for additional information regarding Conditional Counterparty Selection.

VWAP AND MOC CROSSES ORDER INTERACTION: The VWAP and MOC Crosses are all point-in-time crosses that match orders based on the pricing and priority rules outlined in Part III, Items 7(a) and 11(a). Orders entered into the VWAP Cross are matched on a pro rata basis. The MOC Cross system will first attempt to match orders entered by the same Subscriber to a MOC Cross (i.e. Subscriber priority), with any open order being matched on a pro rata size basis against any other Subscriber with an open order in the MOC Cross. For the VWAP Cross, upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, ILLC calculates the volume-weighted average price and Subscribers receive a report indicating the price at which their orders have been executed (See discussion regarding the VWAP Calculation below). The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange. The VWAP and MOC Crosses do not permit the execution of orders when the NBBO is locked or crossed.

ILLC calculates the execution prices of VWAP Cross transactions by using price, quantity, and sale condition data from trades disseminated by the SIP (i.e., the Consolidated Tape System ("**CTS**") for Tape A and B securities and the Unlisted Trading Privileges ("**UTP**") Plan for Tape C securities). Sale condition data is used to determine whether a transaction is eligible or ineligible for inclusion in Instinet's VWAP price calculations. Price and quantity information are used to calculate the ultimate VWAP Cross execution prices.

SIP trades with the following sale conditions are excluded from the calculation: Average Price Trade; Cash Trade (same day settlement); Market Center Official Close; Next Day Trade (next day settlement); Market Center Official Open; Seller's Option (irregular settlement); Extended Hours Trade; Extended Hours Sold (out of sequence); Contingent Trade; Derivatively Priced; Qualified Contingent Trade; and Corrected Consolidated Close Price as per Listing Market (collectively "Sale Conditions").

Odd lot trades are eligible for inclusion in ILLC's VWAP price calculations absent one of the above listed Sale Conditions.

For each security receiving an indicative fill in the VWAP Cross, ILLC calculates the VWAP execution price in the following manner: the notional values (price*quantity) of each eligible transaction for a security are added to determine the security's total notional value executed during the trading day ("**TNV**"). The share quantities of each eligible transaction are added to determine the security's total shares traded ("**TST**"). The execution price for each security receiving an indicative fill in the VWAP Cross is equal to the security's TNV divided by the security's TST.

Trading halts or pauses do not impact the calculation of the VWAP execution prices.

VWAP AND MOC CROSSES PRICE IMPROVEMENT/PROTECTION: There is no mechanism for price improvement or price protection for orders executed in the VWAP or MOC Crosses.

SHORT SALES (ALL CROSSING SESSIONS): CBX is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. CBX accepts orders marked "short exempt" from broker-dealer Subscribers. Such orders will be permitted to execute at the NBB when a circuit breaker is in effect. In the event the NBB is suspended or otherwise unavailable, such orders will be rejected.

EXECUTION ERRORS (ALL CROSSING SESSIONS): For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with the Firm's internal policies and procedures (the "Error Procedures"). The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891. Following a determination of erroneous trading by one or more SROs, ILLC will cancel any contemporaneous erroneous trade executed in the ATS.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

Only broker-dealer subscribers may submit orders as short-sell exempt.

Item 14: Counter-Party Selection

a. *Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?*

☒ *Yes*   ☐ *No*

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

MAIN SESSION: CBX, by default, allows orders submitted to the Main Session by the same Subscriber to cross. Subscribers may, however, elect to prevent orders submitted by the same Subscriber from interacting with one another ("**Self-Crossing Prevention**").

CONDITIONAL SESSION: CBX, by default, allows orders submitted to the Conditional Session by the same Subscriber to cross. Subscribers may, however, elect to prevent orders submitted by the same Subscriber from interacting with one another.

As described above, certain of the Instinet Algorithms or the SOR will, based upon predetermined routing logic and the addition of a Target Counterparty FIX Tag, submit trading interest to the Conditional Session that is only eligible to interact with one or more counterparties in the selected Hosted Pool. Hosted Pools are segregated from the other firm orders and Conditionals in the Conditional Session and in other Hosted Pools.

Orders with a Target Counterparty FIX Tag instruction will be prioritized, matched, and executed in accordance with the Conditional Session standard matching and execution logic.

The Target Counterparty FIX Tag or Hosted Pool Functionality does not currently support elections based on Subscriber characteristics (e.g., the rate at which a subscriber submits a Firm-Up message in response to a trading opportunity in the Conditional Session).

VWAP AND MOC CROSSES: Subscribers to the VWAP and MOC Crosses may specify whether their orders are eligible to self-cross. For the VWAP Cross, the ATS, by default, allows orders submitted by the same Subscriber to cross, in which case their orders may either self-cross or cross with others in the pool. VWAP Cross Subscribers may also select a preference to self-cross, in which case the ATS will prioritize orders submitted by the same Subscriber to the VWAP Cross for crossing.

For the MOC Crosses, the ATS, by default, will prioritize orders submitted by the same Subscriber for crossing. Depending on a number of factors, this can lower the cost of execution for the Subscriber. Subscribers may, however, opt-out of this functionality, in which case the ATS will prevent orders submitted by the same Subscriber to the MOC Crosses from crossing.

b.   *If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.